SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

DATED: April 29, 2013

Commission File No. 001-33811

NAVIOS MARITIME PARTNERS L.P.

85 AKTI MIAOULI STREET, PIRAEUS,

GREECE 185 38

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

NAVIOS MARITIME PARTNERS L.P.

FORM 6-K

TABLE OF CONTENTS

Page
Operating and Financial Review	3
Financial Statements Index	F-1

The information contained in this Report is hereby incorporated by reference into the Registration Statement on Form F-3, File No. 333-170284.

Operating and Financial Review

The following is a discussion of the financial condition and results of operations for the three month periods ended March 31, 2013 and 2012 of Navios Maritime Partners L.P. (referred to herein as “we”, “us” or “Navios Partners”). All of the financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Partners’ 2012 Annual Report filed on Form 20-F with the Securities and Exchange Commission.

This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on Navios Partners’ current expectations and observations. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels, fluctuation of charter rates, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Partners’ filings with the Securities and Exchange Commission.

Recent Developments

On February 6, 2013, Navios Partners completed its public offering of 4,500,000 common units at $14.15 per unit and raised gross proceeds of $63.7 million to fund its fleet expansion. The net proceeds of this offering including the underwriting discount and excluding offering costs of $0.2 million were $60.6 million. Pursuant to this offering, Navios Partners issued 91,837 general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $1.3 million. On the same date, Navios Partners completed the exercise of the option previously granted to the underwriters in connection with the offering and issued 675,000 additional common units at the public offering price less the underwriting discount. As a result of the exercise of the option, Navios Partners raised additional gross proceeds of $9.6 million. The net proceeds, including the underwriting discount, were approximately $9.1 million and Navios Partners issued 13,776 additional general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $0.2 million.

In March 2013, Navios Partners amended the credit facility agreement with Commerzbank AG and DVB Bank AG (the “July 2012 Credit Facility”) and prepaid $50.0 million. The prepayment was applied as follows: $15.0 million to installments due in 2013, $26.8 million to installments due in 2014 and $8.2 million relating to installments due in 2015 and onward. As of March 31, 2013, the outstanding balance was $201.6 million. The facility bears interest at rates ranging from 180 basis points (“bps”) to 205 bps per annum (depending on the loan amount compared to the security value) plus, depending on the length of the interest period, either LIBOR or the actual cost of funds.

In April 2013, Navios Partners agreed to acquire four Japanese-built vessels for a total consideration of $108.0 million, consisting of one newbuild Capesize vessel of 180,000 dwt and two Panamax vessels built in 2006 and 2005 of 82,790 dwt and 76,619 dwt, respectively, which are expected to be delivered in the fourth quarter of 2013 and one newbuild Ultra-Handymax vessel of 61,000 dwt, which is expected to be delivered in the first quarter of 2014. The acquisition of the vessels is expected to be partially financed by 50% bank debt, consistent with its existing credit facilities.

Overview

Navios Partners is an international owner and operator of dry cargo vessels, formed on August 7, 2007 under the laws of the Republic of the Marshall Islands by . Navios Maritime Holdings Inc. (“Navios Holdings”), a vertically integrated seaborne shipping and logistics company with over 55 years of operating history in the drybulk shipping industry. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received 2% general partner interest in Navios Partners.

As of April 26, 2013, there were outstanding: 65,284,163 common units and 1,332,334 general partnership units. Navios Holdings owns a 23.4% interest in Navios Partners, which includes the 2% general partner interest.

Fleet

Our fleet consists of 14 Panamax vessels, eight Capesize vessels and three Ultra-Handymax vessels.

In general, our vessels operate under long-term time charters of three or more years at inception with counterparties that we believe are creditworthy. We may operate vessels in the spot market until the vessels have been fixed under appropriate long-term charters.

The following table provides summary information about our fleet:

Owned Vessels	Type	Built	Capacity (DWT)	Charter-out Expiration Date	Charter-Out Rate (1)
Navios Apollon	Ultra-Handymax	2000	52,073	February 2014	$13,500	(2)
Navios Soleil	Ultra-Handymax	2009	57,337	December 2013	$8,906
Navios TBN I(3)	Ultra-Handymax	2014	61,000	—	$—
Navios Gemini S	Panamax	1994	68,636	February 2014	$24,225
Navios Libra II	Panamax	1995	70,136	September 2015	$12,000	(2)
Navios Felicity	Panamax	1997	73,867	May 2013	$26,169
Navios Galaxy I	Panamax	2001	74,195	February 2018	$21,937
Navios Helios	Panamax	2005	77,075	September 2013	$9,738
Navios Hyperion	Panamax	2004	75,707	April 2014	$37,953
Navios Alegria	Panamax	2004	76,466	February 2014	$16,984	(4)
Navios Orbiter	Panamax	2004	76,602	April 2014	$38,052
Navios Hope	Panamax	2005	75,397	August 2013	$17,562
Navios Sagittarius	Panamax	2006	75,756	November 2018	$26,125

Navios TBN I (5)	Panamax	2006	82,790	—	$—
Navios TBN II (5)	Panamax	2005	76,619	—	$—
Navios Fantastiks	Capesize	2005	180,265	March 2014	$14,678
Navios Aurora II	Capesize	2009	169,031	November 2019	$41,325
Navios Pollux	Capesize	2009	180,727	July 2019	$42,250
Navios Fulvia	Capesize	2010	179,263	September 2015	$50,588
Navios Melodia(6)	Capesize	2010	179,132	September 2022	$29,356	(7)
Navios Luz	Capesize	2010	179,144	November 2020	$29,356	(8)
Navios Buena Ventura	Capesize	2010	179,259	October 2020	$29,356	(8)
Navios TBN III (5)	Capesize	2013	180,000	—	$—

Chartered-in Vessels	Type	Built	Capacity (DWT)	Charter-out Expiration Date	Charter-Out Rate (1)
Navios Prosperity(9)	Panamax	2007	82,535	June 2013	$12,000	(11)
Navios Aldebaran(10)	Panamax	2008	76,500	May 2013	$14,725

(1)	Net time charter-out rate per day (net of commissions). These rates do not include insurance proceeds received upfront in December 2012.
(2)	Profit sharing 50% on the actual results above the period rates.
(3)	Expected to be delivered in the first quarter of 2014.
(4)	Profit sharing 50% above $16,984/ day based on Baltic Exchange Panamax TC Average.
(5)	Expected to be delivered in the fourth quarter of 2013.
(6)	In January 2011, Korea Line Corporation (“KLC”) filed for receivership. The charter was affirmed and will be performed by KLC on its original terms, provided that during an interim suspension period the sub-charterer pays Navios Partners directly.
(7)	Profit sharing 50% above $37,500/ day based on Baltic Exchange Capesize TC Average.
(8)	Profit sharing 50% above $38,500/ day based on Baltic Exchange Capesize TC Average.
(9)	The Navios Prosperity is chartered-in for seven years until June 2014 and we have options to extend for two one-year periods. We have the option to purchase the vessel after June 2012 at a purchase price that is initially 3.8 billion Yen ($40.3 million based upon the exchange rate at March 31, 2013) declining each year by 145 million Yen ($1.5 million based upon the exchange rate at March 31, 2013).
(10)	The Navios Aldebaran is chartered-in for seven years until March 2015 and we have options to extend for two one-year periods. We have the option to purchase the vessel after March 2013 at a purchase price that is initially 3.6 billion Yen ($38.2 million based upon the exchange rate at March 31, 2013) declining each year by 150 million Yen ($1.6 million based upon the exchange rate at March 31, 2013).
(11)	Profit sharing: The owners will receive 100% of the first $1,500 in profits above the base rate and thereafter all profits will be split 50% to each party.

Our Charters

We generate revenues by charging our customers for the use of our vessels to transport their dry bulk commodities. In general, the vessels in our fleet are chartered-out under time charters, which range in length from one to ten years at inception. From time to time, we operate vessels in the spot market until the vessels have been chartered under long-term charters.

For the three month period ended March 31, 2013, we had 16 charter counterparties, the most significant of which were Cosco Bulk Carrier Co., Ltd., Mitsui O.S.K. Lines, Ltd., Samsun Logix and Hanjin Shipping Co. LTD and which accounted for approximately 22.8%, 13.9% 12.9% and 11.0%, respectively, of total revenues. For the fiscal year ended December 31, 2012, we had 18 charter counterparties, the most significant of which were Cosco Bulk Carrier Co., Ltd., Mitsui O.S.K. Lines, Ltd. and Samsun Logix, and which accounted for approximately 22.8%, 16.0% and 13.0%, respectively, of total revenues. We believe that the combination of the long-term nature of our charters (which provide for the receipt of a fixed fee for the life of the charter) and our management agreement with Navios ShipManagement Inc. (the “Manager”), a wholly- owned subsidiary of Navios Holdings (which provides for a fixed management fee until December 31, 2013), provides us with a strong base of stable cash flows.

Our revenues are driven by the number of vessels in the fleet, the number of days during which the vessels operate and our charter hire rates, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot and long-term market rates at the time of charter;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend undergoing repairs and upgrades in dry dock;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the dry bulk shipping industry.

Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. We intend to operate our vessels in the long-term charter market. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand and many other factors that might be beyond our control. Please read “Risk Factors” in our 2012 Annual Report on Form 20-F for a discussion of certain risks inherent in our business.

Trends and Factors Affecting Our Future Results of Operations

We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Please read “Risk Factors” in our 2012 Annual Report on Form 20-F for a discussion of certain risks inherent in our business.

Results of Operations

Overview

The financial condition and the results of operations presented for the three month periods ended March 31, 2013 and 2012 of Navios Partners discussed below include the following entities and chartered-in vessels:

		Country of incorporation	Statement of Income
Company name	Vessel name		2013	2012
Libra Shipping Enterprises Corporation	Navios Libra II	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Felicity Shipping Corporation	Navios Felicity	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Gemini Shipping Corporation	Navios Gemini S	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Palermo Shipping S.A.	Navios Apollon	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Fantastiks Shipping Corporation	Navios Fantastiks	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Sagittarius Shipping Corporation	Navios Sagittarius	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Chilali Corp.	Navios Aurora II	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Surf Maritime Co.	Navios Pollux	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Pandora Marine Inc.	Navios Melodia	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Customized Development S.A.	Navios Fulvia	Liberia	1/01 – 03/31	1/01 – 03/31
Kohylia Shipmanagement S.A.	Navios Luz	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Orbiter Shipping Corp.	Navios Orbiter	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Floral Marine Ltd.	Navios Buena Ventura	Marshall Is.	1/01 – 03/31	—
Golem Navigation Limited	Navios Soleil	Marshall Is.	1/01 – 03/31	—
Kymata Shipping Co.	Navios Helios	Marshall Is.	1/01 – 03/31	—
Chartered-in vessels
Prosperity Shipping Corporation	Navios Prosperity	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Aldebaran Shipping Corporation	Navios Aldebaran	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Other
JTC Shipping and Trading Ltd (*)	Holding Company	Malta	1/01 – 03/31	1/01 – 03/31
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Navios Maritime Operating LLC	N/A	Marshall Is.	1/01 – 03/31	1/01 – 03/31

(*)	Not a vessel-owning subsidiary and only holds right to a charter-in contract.

The accompanying interim condensed consolidated financial statements of Navios Partners are unaudited, but, in the opinion of management, contain all adjustments necessary to present a fair statement of results, in all material respects, Navios Partners’ condensed consolidated financial position as of March 31, 2013 and the condensed consolidated results of operations for the three months ended March 31, 2013 and 2012. The footnotes are condensed as permitted by the requirements for interim financial statements and, accordingly, do not include information and disclosures required under US GAAP for complete financial statements. All such adjustments are deemed to be of a normal, recurring nature. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Navios Partners’ Annual Report on Form 20-F for the year ended December 31, 2012.

FINANCIAL HIGHLIGHTS

The following table presents consolidated revenue and expense information for the three month periods ended March 31, 2013 and 2012.

	Three Month Period ended March 31, 2013 ($’000) (unaudited)	Three Month Period ended March 31, 2012 ($’000) (unaudited)
Time charter revenues (includes related party revenue of $3,237 and $470 for the three months ended March 31, 2013 and 2012, respectively)	$50,281	$47,987
Time charter expenses	(3,112)	(3,215)
Direct vessel expenses	—	(12)
Management fees	(8,491)	(7,234)
General and administrative expenses	(1,609)	(1,285)
Depreciation and amortization	(18,411)	(17,150)
Interest expense and finance cost, net	(2,405)	(2,812)
Interest income	8	126
Other income	44	558
Other expense	(59)	(26)

Net income	$16,246	$16,937

EBITDA (1)	$37,054	$36,785
Operating Surplus (1)	$31,215	$29,590

(1)	EBITDA and Operating Surplus are non-GAAP financial measures. See “—Reconciliation of EBITDA to Net Cash from Operating Activities, Operating Surplus and Available Cash for Distribution” for a description of EBITDA and Operating Surplus and a reconciliation of EBITDA and Operating Surplus to the most comparable measure under US GAAP.

Period over Period Comparisons

For the Three Month Period ended March 31, 2013 compared to the Three Month Period ended March 31, 2012

Time charter revenues: Time charter revenues for the three month period ended March 31, 2013 increased by $2.3 million or 4.8% to $50.3 million, as compared to $48.0 million for the same period in 2012. The increase was mainly attributable to the acquisition of the Navios Buena Ventura on June 15, 2012, the acquisition of the Navios Soleil on July 24, 2012 and the acquisition of the Navios Helios on July 27, 2012. As a result of the vessel acquisitions, available days of the fleet increased to 1,890 days for the three month period ended March 31, 2013, as compared to 1,576 days for the three month period ended March 31, 2012. Time charter equivalent (“TCE”) decreased to $26,244 for the three month period ended March 31, 2013, from $29,978 for the three month period ended March 31, 2012.

Time charter expenses: Time charter expenses for the three month period ended March 31, 2013 decreased by $0.1 million or 3.1% to $3.1 million, as compared to $3.2 million for the three month period ended March 31, 2012.

Management fees: Management fees for the three month period ended March 31, 2013, increased by $1.3 million or 18.1% to $8.5 million, as compared to $7.2 million for the same period in 2012. The increase was mainly attributable to the acquisitions of the Navios Buena Ventura, the acquisition of the Navios Soleil and the acquisition of the Navios Helios.

General and administrative expenses: General and administrative expenses increased by $0.3 million or 23.1% to $1.6 million for the three month period ended March 31, 2013, as compared to $1.3 million for the same period of 2012. The increase was mainly attributable to the increase in administrative expenses paid to the Manager due to the increased number of vessels in Navios Partners’ fleet.

Depreciation and amortization: Depreciation and amortization amounted to $18.4 million for the three month period ended March 31, 2013 compared to $17.2 million for the three month period ended March 31, 2012. The increase of $1.2 million or 7.0% was attributable to: (a) an increase in depreciation expense of $0.6 million due to the acquisitions of the Navios Buena Ventura on June 15, 2012, the Navios Soleil on July 24, 2012, and the Navios Helios on July 27, 2012; and (b) an increase in amortization expense of $0.6 million due to the favorable lease terms that were recognized in relation to the acquisition of the rights on the time charter-out contract of the Navios Buena Ventura. Depreciation of vessels is calculated using an estimated useful life of 25 years from the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which range from two to ten years.

Interest expense and finance cost, net: Interest expense and finance cost, net for the three month period ended March 31, 2013 decreased by $0.4 million or 14.3% to $2.4 million, as compared to $2.8 million in the same period of 2012. The decrease was due to: (a) the decrease in the average outstanding loan balance to $278.3 million in the three months ended March 31, 2013 from $321.5 million in the three months ended March 31, 2012; and (b) the lower weighted average interest rate of 2.69% for the three month period ended March 31, 2012, compared to 3.29% for the same period in 2012. As of March 31, 2013 and 2012, the outstanding loan balance under Navios Partners’ credit facilities was $243.8 million and $291.1 million, respectively.

Other income: Other income for the three months ended March 31, 2013 amounted to $0.1 million compared to $0.6 million for the three months ended March 31, 2012. The decrease in other income of $0.5 million was due to a reimbursement received for a claim in the first quarter of 2013.

Net income: Net income for the three months ended March 31, 2013 amounted to $16.2 million compared to $16.9 million for the three months ended March 31, 2012. The decrease in net income of $0.7 million was due to the factors discussed above.

Operating surplus: Navios Partners generated operating surplus for the three month period ended March 31, 2013 of $31.2 million, compared to $29.6 million for the three month period ended March 31, 2012. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (See “Reconciliation of EBITDA to Net Cash from Operating Activities, EBITDA, Operating Surplus and Available Cash for Distribution” contained herein).

Seasonality: Because Navios Partners’ vessels operate under long-term charters, the results of operations are not generally subject to the effect of seasonable variations in demand.

Liquidity and Capital Resources

In addition to distributions on our units, our primary short-term liquidity needs are to fund general working capital requirements, cash reserve requirements as per our credit facilities and debt service, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures.

We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations. We believe that cash flows from operations will be sufficient to meet our existing short-term liquidity needs for at least the next 12 months. In addition, we filed a shelf registration statement on November 9, 2010 under which we may sell any combination of securities (debt or equity) for up to a total of $500.0 million, approximately $354.6 million of which is currently available.

Generally, our long-term sources of funds derive from cash from operations, long-term bank borrowings and other debt or equity financings. Because we distribute our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion and investment capital expenditures, including opportunities we may pursue under the Omnibus Agreement. We cannot assure you that we will be able to raise the size of our credit facilities or obtain additional funds on favorable terms.

Cash deposits and cash equivalents in excess of amounts covered by government provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Partners does maintain cash deposits and equivalents in excess of government provided insurance limits. Navios Partners also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Credit Facilities

On July 31, 2012, Navios Partners entered into the July 2012 Credit Facility for $290.5 million. The July 2012 Credit Facility was entered into to refinance and merge Navios Partners’ two existing facilities consisting of the Credit Facility dated in November 2007, as amended, and the May 2011 Credit Facility. The July 2012 Credit Facility matures on November 30, 2017. In March 2013, Navios Partners amended the July 2012 Credit Facility and prepaid $50.0 million. The prepayment will be applied in partial settlement of the next installments. As of March 31, 2013 the outstanding balance was $201.6 million and is repayable in 16 installments in various amounts during the term of the July 2012 Credit Facility consisting of $1.0 million (five quarterly installments), $7.0 million (nine quarterly installments), $4.7 million (one quarterly installment) and $11.8 million (one quarterly installment) with a final payment of $117.4 million. The July 2012 Credit Facility bears interest at rates ranging from 180 to 205 bps per annum (depending on the loan amount compared to the security value) plus, depending on the length of the interest period, either LIBOR or the actual cost of funds. The refinancing of this facility was accounted for as debt modification in accordance with ASC470 Debt.

On August 8, 2012, Navios Partners entered into the August 2012 Credit Facility, and borrowed an amount of $44.0 million to partially finance the acquisitions of the Navios Buena Ventura, the Navios Helios and the Navios Soleil. The August 2012 Credit Facility matures on February 9, 2018 and is repayable in 22 equal quarterly installments of $0.9 million each with a final balloon payment of $23.7 million to be repaid on the last repayment date. The August 2012 Credit Facility bears interest at a rate of LIBOR plus 350 bps.

As of March 31, 2013, the total borrowings under the Navios Partners’ credit facilities were $243.8 million. As of March 31, 2013, Navios Partners was in compliance with the financial covenants of its credit facilities.

Amounts drawn under the facilities are secured by first preferred mortgages on Navios Partners’ vessels and other collateral and are guaranteed by each vessel-owning subsidiary. The credit facilities contain a number of restrictive covenants that prohibit or limit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement. The credit facilities also require Navios Partners to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. The credit facilities also require compliance with a number of financial covenants of Navios Partners, including Net Worth, debt coverage ratios and minimum liquidity. It is an event of default under the loan facilities if such covenants are not complied with.

Liquidity and Capital Resources

The following table presents cash flow information derived from the unaudited condensed consolidated statements of cash flows of Navios Partners for the three month periods ended March 31, 2013 and 2012.

	Three Month Period Ended March 31, 2013 ($’000) (Unaudited)	Three Month Period Ended March 31, 2012 ($’000) (Unaudited)
Net cash provided by operating activities	$29,393	$37,788
Net cash provided by/(used in) financing activities	12,367	(52,370)

Increase/(decrease) in cash and cash equivalents	$41,760	$(14,582)

Cash provided by operating activities for the three month period ended March 31, 2013 as compared to the cash provided for the three month period ended March 31, 2012:

Net cash provided by operating activities decreased by $8.4 million to $29.4 million for the three month period ended March 31, 2013, as compared to $37.8 million for the same period in 2012.

Net income decreased by $0.7 million to $16.2 million for the three month period ended March 31, 2013, from $16.9 million in the three month period ended March 31, 2012. In determining net cash provided by operating activities for the three month period ended March 31, 2013, net income was adjusted for the effects of certain non-cash items, including depreciation and amortization of $18.4 million and $0.5 million amortization of deferred financing cost. For the period ended March 31, 2012, net income was also adjusted for the effects of certain non-cash items, including depreciation and amortization of $17.2 million, $0.1 million amortization of deferred financing cost, $0.01 million amortization of deferred dry dock costs.

Accounts receivable increased by $1.2 million, from $7.8 million at December 31, 2012, to $9.0 million at March 31, 2013 due to the decrease in amounts due from charterers.

Prepaid expenses and other current assets amounted to $0.6 million at March 31, 2013 and December 31, 2012.

Other long term assets decreased by $0.2 million, from $0.3 million at December 31, 2012, to $0.1 million at March 31, 2013.

Accounts payable increased by $0.3 million, from $2.1 million at December 31, 2012, to $2.4 million at March 31, 2013. The increase was attributed to the increase in brokers’ payable by $0.2 million and increase in other payables by $0.2 million, partially offset by the decrease in insurers’ payable by $0.1 million.

Accrued expenses decreased by $1.1 million from $3.6 million at December 31, 2012 to $2.5 million at March 31, 2013. The primary reasons for the decrease were a decrease in accrued legal and professional fees by $0.1 million, a decrease in accrued loan interest by $0.5 million and a decrease in accrued voyage expenses by $0.5 million.

Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. Deferred voyage revenue, net of commissions decreased by $3.9 million from $9.1 million at December 31, 2012 to $5.2 million at March 31, 2013. Out of $5.2 million at March 31, 2013, the amount of $2.6 million represents the unamortized deferred revenue received from the counterparty to the Navios Hope.

Amounts due to related parties decreased by $0.1 million, from $21.7 million at December 31, 2012, to $21.6 million at March 31, 2013. The main reason was an increase in other payables due to affiliated companies by $0.1 million.

Cash provided by financing activities for the three month period ended March 31, 2013 as compared to cash used in financing activities for the three month period ended March 31, 2012:

Net cash provided by financing activities increased by $64.9 million to $12.5 million inflow for the three month period ended March 31, 2013, as compared to $52.4 million outflow for the same period in 2012.

Cash provided by financing activities of $12.4 million for the three month period ended March 31, 2013 was due to: (a) $69.8 million proceeds from the issuance of 5,175,000 common units in February 2013, net of offering costs; (b) $1.5 million from the issuance of additional general partnership units; and (c) $28.3 million decrease in restricted cash related to the amounts held in retention accounts in order to service debt payments as required by Navios Partners’ credit facilities. This overall increase was partially offset by: (a) loan repayments and prepayment of long term debt, net of expenses of $57.2 million; and (b) payment of a total cash distribution of $29.9 million.

Cash used in financing activities of $52.4 million for the three month period ended March 31, 2012 was due to: (a) loan repayments of $35.0 million; and (b) payment of a total cash distribution of $24.8 million which was partially offset by a decrease of $7.4 million in restricted cash.

Reconciliation of EBITDA to Net Cash from Operating Activities, EBITDA, Operating Surplus and Available Cash for Distribution

	Three Month Period ended March 31, 2013 ($’000) (unaudited)	Three Month Period ended March 31, 2012 ($’000) (unaudited)
Net cash provided by operating activities	$29,393	$37,788
Net decrease/(increase) in operating assets	1,007	(2,531)
Net increase/(decrease) in operating liabilities	4,793	(1,020)
Net interest cost	2,397	2,686
Amortization of deferred financing cost	(536)	(138)

EBITDA(1)	$37,054	$36,785

Cash interest income	9	95
Cash interest paid	(2,381)	(2,829)
Maintenance and replacement capital expenditures	(3,467)	(4,461)

Operating Surplus	$31,215	$29,590

Cash reserves	(1,279)	(4,761)

Available cash for distribution	$29,936	$24,829

(1)

	Three Month Period ended March 31, 2013 ($’000) (unaudited)	Three Month Period ended March 31, 2012 ($’000) (unaudited)
Net cash provided by operating activities	$29,393	$37,788
Net cash provided by/(used in) financing activities	$12,367	$(52,370)

EBITDA

EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes.

EBITDA is presented because Navios Partners believes that EBITDA is a basis upon which liquidity can be assessed and present useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

While EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

EBITDA increased by $0.3 million to $37.1 million for the three month period ended March 31, 2013, as compared to $36.8 million for the same period in 2012. The increase in EBITDA was due to a $2.3 million increase in revenue following the acquisitions of the Navios Buena Ventura on June 15, 2012, the Navios Soleil on July 24, 2012, and the Navios Helios on July 27, 2012 and a $0.1 million decrease in time charter expenses. The above increase was partially offset by a $1.3 million increase in management fees due to the increased number of vessels, a $0.3 million increase in general and administrative expenses and a $0.5 million decrease in other income.

Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense and estimated maintenance and replacement capital expenditures. Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, Navios Partners’ capital assets.

Operating Surplus is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

Available Cash

Available Cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by the board of directors to:

•	provide for the proper conduct of Navios Partners’ business (including reserve for maintenance and replacement capital expenditures);

•	comply with applicable law, any of Navios Partners’ debt instruments, or other agreements; or

•	provide funds for distributions to the unitholders and to the general partner for any one or more of the next four quarters;

•

plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.

Available Cash is a quantitative measure used in the publicly traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Available Cash is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

Borrowings

Navios Partners’ long-term third party borrowings are reflected in its balance sheet as “Long-term debt” and “Current portion of long-term debt”. As of March 31, 2013 and December 31, 2012, long-term debt amounted to $243.8 million and $299.7 million, respectively. The current portion of long-term debt amounted to $4.7 million and $23.7 million at March 31, 2013 and December 31, 2012, respectively.

Capital Expenditures

Navios Partners finances its capital expenditures with cash flow from operations, owners’ contribution, equity raising and bank borrowings. There were no capital expenditures for each of the three month periods ended March 31, 2013 and 2012. The reserve for estimated maintenance and replacement capital expenditures for the three month periods ended March 31, 2013 and 2012 was $3.5 million and $4.5 million, respectively.

Maintenance for our vessels and expenses related to drydocking are included in the fee we pay our Manager under our Management Agreement. In October 2009, we fixed the rate with the Manager for a period of two years until November 2011, while the initial term of the Management Agreement was set to expire in November 2012. In October 2011, Navios Partners extended the duration of its existing Management Agreement with the Manager until December 31, 2017 and fixed the rate for shipmanagement services of its owned fleet through December 31, 2013. The new management fees are: (a) $4,650 daily rate per Ultra-Handymax vessel; (b) $4,550 daily rate per Panamax vessel; and (c) $5,650 daily rate per Capesize vessel. The fee we pay to the Manager includes commercial and technical services and any costs associated with scheduled drydockings during the term of the Management Agreement.

Replacement Reserve

We estimate that our annual replacement reserve for the year ending December 31, 2013, will be approximately $14.0 million, for replacing our vessels at the end of their useful lives.

The amount for estimated maintenance and replacement capital expenditures attributable to future vessel replacement was based on the following assumptions: (i) current market price to purchase a five year old vessel of similar size and specifications; (ii) a 25-year useful life; and (iii) a relative net investment rate.

Our Board of Directors, with the approval of the conflicts committee, may determine that one or more of our assumptions should be revised, which could cause our Board of Directors to increase or decrease the amount of estimated maintenance and replacement capital expenditures. The actual cost of replacing the vessels in our fleet will depend on a number of factors, including prevailing market conditions, charter hire rates and the availability and cost of financing at the time of replacement. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units which could be dilutive to existing unitholders.

Off-Balance Sheet Arrangements

Navios Partners has no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations and Contingencies

The following table summarizes Navios Partners’ long-term contractual obligations as of March 31, 2013:

	Payments due by period (Unaudited)
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(In thousands of U.S. dollars)
Loan obligations(1)	$4,700	$37,030	$202,055	$—	$243,785
Operating lease obligations(2)	$9,864	$5,167	$—	$—	$15,031

Total contractual obligations	$14,564	$42,197	$202,055	$—	$258,816

(1)	The amount identified does not include interest costs associated with the outstanding credit facilities which are based on LIBOR plus the costs of complying with any applicable regulatory requirements and a margin ranging from 1.80% to 2.05% per annum.

(2)	These amounts reflect future minimum commitments under charter-in contracts, net of commissions. As of March 31, 2013, Navios Partners had entered into charter-in agreements for two of its vessels (the Navios Prosperity and the Navios Aldebaran). The Navios Prosperity is a chartered-in vessel until June 2014 for seven years with options to extend for two one-year periods. Navios Partners has the option to purchase the Navios Prosperity after June 2012 at a purchase price that is initially 3.8 billion Japanese Yen ($40.3 million based on the exchange rate at March 31, 2013), declining pro rata each year by 145 million Japanese Yen ($1.5 million based on the exchange rate at March 31, 2013). The Navios Aldebaran is a chartered-in vessel for seven years until March 2015 with options to extend for two one-year periods. Navios Partners has the option to purchase the Navios Aldebaran after March 2013 at a purchase price that is initially 3.6 billion Japanese Yen ($38.2 million based on the exchange rate at March 31, 2013) declining pro rata each year by 150 million Japanese Yen ($1.6 million based on the exchange rate at March 31, 2013).

Fleet Employment Profile

The following table reflects certain key indicators indicative of the performance of Navios Partners and its core fleet performance for the three month periods ended March 31, 2013 and 2012.

	Three Month Period ended March 31, 2013	Three Month Period ended March 31, 2012
	(Unaudited)	(Unaudited)
Available Days(1)	1,890	1,576
Operating Days(2)	1,886	1,574
Fleet Utilization(3)	99.81%	99.88%
Time Charter Equivalent (per day)(4)	$26,244	$29,978
Vessels operating at period end	21	18

(1)	Available days for the fleet represent total calendar days the vessels were in Navios Partners’ possession for the relevant period after subtracting off-hire days associated with scheduled repairs, dry dockings or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.

(2)	Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)	Fleet utilization is the percentage of time that Navios Partners’ vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs, drydockings or special surveys.

(4)	TCE rates: TCE rates are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.

Cash Distribution Policy

Rationale for Our Cash Distribution Policy

Our cash distribution policy reflects a basic judgment that our unitholders are better served by distributing our cash available (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves) rather than retaining it. Because we believe we will generally finance any expansion capital expenditures from external financing sources or through equity raising, we believe that our investors are best served by our distributing our available cash. Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves).

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time.

Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations.

Minimum Quarterly Distribution

We intend to distribute to the holders of common units on a quarterly basis at least the minimum quarterly distribution of $0.35 per unit, or $1.40 per unit per year, to the extent we have sufficient cash on hand to pay the distribution after we establish cash reserves and pay fees and expenses. The amount of available cash from Operating Surplus needed to pay the minimum quarterly distribution for four quarters on all units outstanding and the related distribution on the 2.0% general partner interest is approximately $93.3 million. There is no guarantee that we will pay the minimum quarterly distribution on the common units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement. We are prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default exists, under our existing credit agreements.

On January 21, 2013, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2012 of $0.4425 per unit. The distribution was paid on February 14, 2013 to all holders of record of common and general partner units on February 8, 2013, which included the unitholders from the common unit offering in February 2013. The aggregate amount of the declared distribution was $29.9 million.

On April 22, 2013, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2013 of $0.4425 per unit. The distribution is payable on May 14, 2013 to all holders of record of common and general partner units on May 10, 2013. The aggregate amount of the declared distribution is anticipated to be $29.9 million.

Subordination period

During the subordination period, the common units had the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.35 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages did not accrue on the subordinated units. The purpose of the subordinated units was to increase the likelihood that during the subordination period there would be available cash to be distributed on the common units.

On January 1, 2012, in accordance with the terms of the partnership agreement, all of the then outstanding subordinated units converted into 7,621,843 shares of common units and on June 29, 2012, the outstanding subordinated Series A units converted into 1,000,000 shares of common units. As of January 1, 2012, the subordinated period expired.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from Operating Surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement. Except for transfers of incentive distribution rights to an affiliate or another entity as part of our general partner’s merger or consolidation with or into, or sale of substantially all of its assets to such entity, the approval of a majority of our common units (excluding common units held by our general partner and its affiliates), voting separately as a class, generally is required for a transfer of the incentive distribution rights to a third party prior to December 31, 2017.

The following table illustrates the percentage allocations of the additional available cash from Operating Surplus among the unitholders and our general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders and our general partner in any available cash from Operating Surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from Operating Surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner assume that our general partner maintains its 2.0% general partner interest and assume our general partner has not transferred the incentive distribution rights.

	Total Quarterly Distribution Target Amount	Marginal Percentage Interest in Distributions
		Common and Subordinated Unitholders	General Partner
Minimum Quarterly Distribution	$0.35	98%	2%
First Target Distribution	up to $0.4025	98%	2%
Second Target Distribution	above $0.4025 up to $0.4375	85%	15%
Third Target Distribution	above $0.4375 up to $0.525	75%	25%
Thereafter	above $0.525	50%	50%

Related Party Transactions

Management fees: Pursuant to the management agreement dated November 16, 2007, which was revised in October 2009, the Manager, a wholly owned subsidiary of Navios Holdings, provides commercial and technical management services to Navios Partners’ vessels for a daily fee of: (a) $4,500 daily rate per Ultra-Handymax vessel; (b) $4,400 daily rate per Panamax vessel; and (c) $5,500 daily rate per Capesize vessel for the two-year period that ended on November 16, 2011. In October 2011, Navios Partners extended the duration of its existing Management Agreement with the Manager until December 31, 2017 and fixed the rate for shipmanagement services of its owned fleet through December 31, 2013. The new management fees are: (a) $4,650 daily rate per Ultra-Handymax vessel; (b) $4,550 daily rate per Panamax vessel; and (c) $5,650 daily rate per Capesize vessel.

This daily fee covers all of the vessels’ operating expenses, including the cost of dry dock and special surveys. Total management fees for the three month period ended March 31, 2013 amounted to $8.5 million and $7.2 million for the same period in 2012.

General and administrative expenses: Pursuant to the administrative services agreement dated November 16, 2007, the Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager pursuant to the same terms, until December 31, 2017.

Total general and administrative expenses charged by Navios Holdings for the three month period ended March 31, 2013 amounted to $1.1 million and $0.9 million for the same period in 2012.

Balance due to related parties: Included in the current liabilities as of March 31, 2013 was an amount of $21.7 million, which represented the current account payable to Navios Holdings and its subsidiaries. The balance mainly consisted of the management fees outstanding amounting to $17.2 million, and administrative service fees and other payables amounting to $4.5 million. Amounts due to related parties as of December 31, 2012 was $21.7 million.

Vessel Chartering: In February 2012, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Apollon. The term of this charter is approximately two years commencing in February 2012, at a daily rate of $12,500 net per day for the first year and $13,500 net per day for the second year, plus 50/50 profit sharing based on actual earnings. For this charter, for three months ended March 31, 2013 and 2012 the total revenue of Navios Partners from Navios Holdings amounted to $1.0 million and $0.5 million, respectively.

In May 2012, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Prosperity. The term of this charter is approximately one year commencing in May 2012, at a daily rate of $12,000 net per day plus profit sharing the first $1,500 in profits above the base rate and thereafter all profits will be split 50% to each party. For this charter, for the three months ended March 31, 2013 and 2012, the total revenue of Navios Partners from Navios Holdings amounted to $1.1 million and $0, respectively.

In September 2012, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Libra. The term of this charter is approximately three years commencing in October 2012, at a daily rate of $12,000 net per day plus 50/50 profit sharing based on actual earnings. For this charter, for the three months ended March 31, 2013 and 2012 the total revenue of Navios Partners from Navios Holdings amounted to $1.1 million and $0, respectively.

Others: Navios Partners has entered into an Omnibus Agreement with Navios Holdings pursuant to which Navios Holdings and its controlled affiliates (other than us, our general partner and our subsidiaries) generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of our general partner. The Omnibus Agreement, however, contains significant exceptions that allow Navios Holdings or any of its controlled affiliates to compete with us under specified circumstances which could harm our business. In addition, concurrently with the successful consummation of the initial business combination by Navios Maritime Acquisition Corporation, or Navios Acquisition, on May 28, 2010, because of the overlap between Navios Acquisition, Navios Holdings and us, with respect to possible acquisitions under the terms of our Omnibus Agreement, we entered into a business opportunity right of first refusal agreement which provides the types of business opportunities in the marine transportation and logistics industries, we, Navios Holdings and Navios Acquisition must share with the each other.

On January 1, 2012, in accordance with the terms of the partnership agreement, all of the then outstanding subordinated units converted into 7,621,843 shares of common units. On June 29, 2012, in accordance with the terms of the partnership agreement, the outstanding subordinated Series A units converted into 1,000,000 shares of common units. As of March 31, 2013 and December 31, 2012, Navios Holdings held a total of 14,223,763 common units, representing a 21.4% and 23.2%, respectively, common unit interest in Navios Partners.

On November 15, 2012, Navios Holdings and Navios Partners entered into an agreement by which Navios Holdings will provide supplemental credit default insurance with a maximum cash payment of $20.0 million. As of March 31, 2013, the Company has not put forth any claims to Navios Holdings in connection with this supplemental insurance.

Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollars are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized.

Interest Rate Risk

Borrowings under our credit facilities bear interest at rate based on a premium over U.S.$ LIBOR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the three month period ended March 31, 2013, we paid interest on our outstanding debt at a weighted average interest rate of 2.69%. A 1% increase in LIBOR would have increased our interest expense for the three month period ended March 31, 2013 by $0.7 million. For the three month period ended March 31, 2012, we paid interest on our outstanding debt at a weighted average interest rate of 3.29%. A 1% increase in LIBOR would have increased our interest expense for the three month period ended March 31, 2012 by $0.8 million.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history. For the three month period ended March 31, 2013, we had 16 charter counterparties, the most significant of which were Cosco Bulk Carrier Co., Ltd, Mitsui O.S.K. Lines Ltd, Samsun Logix and Hanjin Shipping Co. LTD, which accounted for approximately 22.8%, 13.9% ,12.9% and 11.0%, respectively, of total revenues For the fiscal year ended December 31, 2012, we had 18 charter counterparties, the most significant of which were Cosco Bulk Carrier Co., Ltd., Mitsui O.S.K. Lines, Ltd. and Samsun Logix, and which accounted for approximately 22.8%, 16.0% and 13.0%, respectively, of total revenues. Although we do not obtain rights to collateral, we maintain counterparty insurance which we re-assess on a quarterly basis to help reduce our credit risk.

To mitigate this risk we have insured certain of our long-term charter-out contracts until 2016, either through a “AA” rated European Union insurance provider up to a maximum cash payment of $120.0 million or through a separate agreement with Navios Holdings up to a maximum cash payment of $20.0 million. Our agreements provide that if the charterer goes into payment default, the respective insurer will reimburse us for the charter payments under the terms of the cover (subject to applicable deductibles and other customary limitations for such type of insurance).

Inflation

Inflation has had a minimal impact on vessel operating expenses, dry docking expenses and general and administrative expenses. Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

Recent Accounting Pronouncements

Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income

In February 2013, the Financial Accounting Standards Board (“FASB”) issued amended standards requiring additional disclosures for other comprehensive income. The amended standards require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. The amendments apply to all entities that issue financial statements that are presented in conformity with U.S. GAAP and that report items of other comprehensive income. Public companies are required to comply with these amendments for all reporting periods presented, including interim periods. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. Early adoption is permitted. Navios Partners has not yet adopted the new amendments. The adoption of the new standard is not expected to have a significant impact on Navios Partners’ consolidated financial statements.

Critical Accounting Policies

Our financial statements have been prepared in accordance with US GAAP. The preparation of these financial statements requires us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. Other than as described below, all significant accounting policies are as described in Note 2 to the Notes to the consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 filed with the Securities and Exchange Commission on March 15, 2013.

Vessels, net: Vessels are stated at historical cost, which consists of the contract price and any material expenses incurred upon acquisition (improvements and delivery expenses). Vessels acquired in an asset acquisition or in a business combination are recorded at fair value. Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of our dry bulk vessels based on a scrap value cost of steel times the weight of the ship noted in lightweight ton (LWT). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of residual values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. Prior to December 31, 2012, management estimated the residual values of its vessels based on a scarp rate of $285 per LWT. Effective January 1, 2013, following management’s reassessment after considering current market trends for scrap rates and ten-year average historical scrap rates of the residual values of the Company’s vessels, the estimated scrap value per LWT was increased to $340. This change in accounting estimate of scrap value did not materially affect the statement of income and the EPS of the Company in the three month period ended March 31, 2013.

Management estimates the useful life of our vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars except unit amounts)

	Notes	March 31, 2013 (unaudited)	December 31, 2012
ASSETS
Current assets
Cash and cash equivalents	3	$73,892	$32,132
Restricted cash	3	1,267	29,529
Accounts receivable, net		9,018	7,778
Prepaid expenses and other current assets		584	594

Total current assets		84,761	70,033

Vessels, net	4	712,592	721,391
Deferred financing costs, net		3,531	2,767
Other long term assets		58	282
Intangible assets	5	150,867	160,479

Total non-current assets		867,048	884,919

Total assets		$951,809	$954,952

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable		$2,369	$2,090
Accrued expenses		2,471	3,599
Deferred voyage revenue	6	5,239	9,112
Current portion of long-term debt	7	4,700	23,727
Amounts due to related parties	13	21,677	21,748

Total current liabilities		36,456	60,276

Long-term debt	7	239,085	275,982

Total non-current liabilities		239,085	275,982

Total liabilities		275,541	336,258

Commitments and contingencies	12	—	—
Partners’ capital:
Common Unitholders (65,284,163 and 60,109,163 units issued and outstanding at March 31, 2013 and December 31, 2012, respectively)	9	672,958	616,604
General Partner (1,332,334 and 1,226,721 units issued and outstanding at March 31, 2013 and December 31, 2012, respectively)	9	3,310	2,090

Total partners’ capital		676,268	618,694

Total liabilities and partners’ capital		$951,809	$954,952

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of U.S. dollars except unit prices and amounts)

	Note	Three Month Period ended March 31, 2013 (unaudited)	Three Month Period ended March 31, 2012 (unaudited)
Time charter revenues (includes related party revenue of $3,237 and $470 for the three months ended March 31, 2013 and 2012, respectively)	10	$50,281	$47,987
Time charter expenses		(3,112)	(3,215)
Direct vessel expenses		—	(12)
Management fees	13	(8,491)	(7,234)
General and administrative expenses	13	(1,609)	(1,285)
Depreciation and amortization	4,5	(18,411)	(17,150)
Interest expense and finance cost, net	7	(2,405)	(2,812)
Interest income		8	126
Other income		44	558
Other expense		(59)	(26)

Net income		$16,246	$16,937

Earnings per unit (see note 14):

	Three Month Period Ended March 31, 2013 (unaudited)	Three Month Period Ended March 31, 2012 (unaudited)
Net income	$16,246	$16,937
Earnings per unit (see note 14):
Common unit (basic and diluted)	$0.24	$0.30

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Three Month Period Ended March 31, 2013 (unaudited)	Three Month Period Ended March 31, 2012 (unaudited)
OPERATING ACTIVITIES
Net income		$16,246	$16,937

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,5	18,411	17,150
Amortization of deferred financing cost		536	138
Amortization of deferred dry dock costs		—	12

Changes in operating assets and liabilities:
Increase in restricted cash		(1)	(1)
(Increase)/decrease in accounts receivable		(1,240)	1,187
Decrease in prepaid expenses and other current assets		10	1,778
Decrease/(increase) in other long term assets		224	(433)
Increase/(decrease) in accounts payable		279	(382)
Decrease in accrued expenses		(1,128)	(143)
Decrease in deferred voyage revenue		(3,873)	(2,250)
(Decrease)/increase in amounts due to related parties		(71)	3,795

Net cash provided by operating activities		29,393	37,788

FINANCING ACTIVITIES:
Cash distributions paid	14	(29,936)	(24,829)
Net proceeds from issuance of general partner units	9	1,494	—
Proceeds from issuance of common units, net of offering costs	9	69,770	—
Decrease in restricted cash	3	28,263	7,434
Repayment of long-term debt and payment of principal, net of expenses	7	(57,224)	(34,975)

Net cash provided by/(used in) financing activities		12,367	(52,370)

Increase/(decrease) in cash and cash equivalents		41,760	(14,582)

Cash and cash equivalents, beginning of period		32,132	48,078

Cash and cash equivalents, end of period		$73,892	$33,496

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest		$2,381	$2,829

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(Expressed in thousands of U.S. dollars except unit prices and amounts)

			Limited Partners
	General Partner		Common Unitholders		Subordinated Unitholders		Subordinated Series A Unitholders		Total Partners’ Capital
	Units		Units		Units		Units
Balance December 31, 2011	1,132,843	$1,976	46,887,320	$729,550	7,621,843	$(177,969)	1,000,000	$6,082	$559,639

Conversion of subordinated units to common units	—	—	7,621,843	(177,969)	(7,621,843)	177,969	—	—	—
Cash distribution paid	—	(845)	—	(23,984)	—	—	—	—	(24,829)
Net income	—	339	—	16,598	—	—	—	—	16,937

Balance March 31, 2012 (unaudited)	1,132,843	$1,470	54,509,163	$544,195	—	$—	1,000,000	$6,082	$551,747

Balance December 31, 2012	1,226,721	$2,090	60,109,163	$616,604	—	$—	—	$—	$618,694
Cash distribution paid	—	(1,048)	—	(28,888)	—	—	—	—	(29,936)
Proceeds from issuance of common units, net of offering costs (see note 9)	—	—	5,175,000	69,770	—	—	—	—	69,770
Proceeds from issuance of general partners units (see note 9)	105,613	1,494	—	—	—	—	—	—	1,494
Net income	—	774	—	15,472	—	—	—	—	16,246

Balance March 31, 2013 (unaudited)	1,332,334	$3,310	65,284,163	$672,958	—	$—	—	$—	$676,268

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

NOTE 1 — DESCRIPTION OF BUSINESS

Navios Partners is an international owner and operator of dry cargo vessels, formed on August 7, 2007 under the laws of the Republic of the Marshall Islands by Navios Holdings, a vertically integrated seaborne shipping and logistics company with over 55 years of operating history in the drybulk shipping industry. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2% general partner interest in Navios Partners.

Navios Partners is engaged in the seaborne transportation services of a wide range of drybulk commodities including iron ore, coal, grain and fertilizer, chartering its vessels under medium to long-term charters. The operations of Navios Partners are managed by Navios ShipManagement Inc., a subsidiary of Navios Holdings (the “Manager”) from its offices in Piraeus, Greece and Monaco.

Pursuant to the initial public offering (“IPO”) on November 16, 2007, Navios Partners entered into the following agreements:

(a) a management agreement with the Manager pursuant to which the Manager provides Navios Partners commercial and technical management services;

(b) an administrative services agreement with the Manager pursuant to which the Manager provides Navios Partners administrative services; and

(c) an omnibus agreement with Navios Holdings (“Omnibus Agreement”), governing, among other things, when Navios Partners and Navios Holdings may compete against each other as well as rights of first offer on certain drybulk carriers.

As of March 31, 2013, there were outstanding: 65,284,163 common units and 1,332,334 general partnership units. Navios Holdings owns a 23.4% interest in Navios Partners, which includes a 2% general partner interest.

NOTE 2 — BASIS OF PRESENTATION

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

The accompanying interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

The accompanying consolidated financial statements include the following entities and chartered-in vessels:

	Vessel name	Country of incorporation	Statement of Income
Company name			2013	2012
Libra Shipping Enterprises Corporation	Navios Libra II	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Felicity Shipping Corporation	Navios Felicity	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Gemini Shipping Corporation	Navios Gemini S	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Palermo Shipping S.A.	Navios Apollon	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Fantastiks Shipping Corporation	Navios Fantastiks	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Sagittarius Shipping Corporation	Navios Sagittarius	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Chilali Corp.	Navios Aurora II	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Surf Maritime Co.	Navios Pollux	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Pandora Marine Inc.	Navios Melodia	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Customized Development S.A.	Navios Fulvia	Liberia	1/01 – 03/31	1/01 – 03/31
Kohylia Shipmanagement S.A.	Navios Luz	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Orbiter Shipping Corp.	Navios Orbiter	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Floral Marine Ltd.	Navios Buena Ventura	Marshall Is.	1/01 – 03/31	—
Golem Navigation Limited	Navios Soleil	Marshall Is.	1/01 – 03/31	—
Kymata Shipping Co.	Navios Helios	Marshall Is.	1/01 – 03/31	—
Chartered-in vessels
Prosperity Shipping Corporation	Navios Prosperity	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Aldebaran Shipping Corporation	Navios Aldebaran	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Other
JTC Shipping and Trading Ltd (*)	Holding Company	Malta	1/01 – 03/31	1/01 – 03/31
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Navios Maritime Operating LLC	N/A	Marshall Is.	1/01 – 03/31	1/01 – 03/31

(*)	Not a vessel-owning subsidiary and only holds right to a charter-in contract.

(a) Use of Estimates: The preparation of consolidated financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to future drydock dates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(b) Vessels, net: Vessels are stated at historical cost, which consists of the contract price and any material expenses incurred upon acquisition (improvements and delivery expenses). Vessels acquired in an asset acquisition or in a business combination are recorded at fair value. Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of our dry bulk vessels based on a scrap value cost of steel times the weight of the ship noted in lightweight ton (LWT). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of residual values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. Prior to December 31, 2012, management estimated the residual values of its vessels based on a scrap rate of $285 per LWT. Effective January 1, 2013, following management’s reassessment after considering current market trends for scrap rates and ten-year average historical scrap rates of the residual values of the Company’s vessels, the estimated scrap value per LWT was increased to $340. This change in accounting estimate of scrap value did not materially affect the statement of income and the earnings per unit of the Company in the three month period ended March 31, 2013.

Management estimates the useful life of our vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

The accompanying interim condensed consolidated financial statements of Navios Partners are unaudited, but, in the opinion of management, contain all adjustments necessary to present a fair statement of results, in all material respects, Navios Partners’ condensed consolidated financial position as of March 31, 2013 and December 31, 2012 and the condensed consolidated results of operations for the three months ended March 31, 2013 and 2012. The footnotes are condensed as permitted by the requirements for interim financial statements and, accordingly, do not include information and disclosures required under US GAAP for complete financial statements. All such adjustments are deemed to be of a normal, recurring nature. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the audited consolidated financial statements and related notes included in Navios Partners’ Annual Report on Form 20-F for the year ended December 31, 2012.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

NOTE 3 — CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	March 31, 2013	December 31, 2012
Cash on hand and at banks	$31,269	$18,180
Short term deposits and highly liquid funds	42,623	13,952

Total cash and cash equivalents	$73,892	$32,132

Short term deposits and highly liquid funds relate to amounts held in banks for general financing purposes. As of March 31, 2013, Navios Partners held time deposits of $829 and money market funds of $41,794 with duration of less than three months. As of December 31, 2012, Navios Partners held time deposits of $13,129 and money market funds of $823 with duration of less than three months.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Partners does maintain cash deposits and equivalents in excess of government-provided insurance limits. Navios Partners also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Restricted cash as of March 31, 2013 and December 31, 2012 included an amount held as security in the form of a letter of guarantee related to an owned vessel in the amount of $830 and $829, respectively. In addition, at each of March 31, 2013 and December 31, 2012, restricted cash included $437 and $28,700, respectively, which related to amounts held in retention accounts as required by certain of Navios Partners’ credit facilities. As of March 31, 2013 and December 31, 2012 the restricted cash held in retention accounts was $1,267 and $29,529, respectively.

NOTE 4 — VESSELS, NET

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2011	$764,905	$(97,692)	$667,213
Additions	88,505	(34,327)	54,178

Balance December 31, 2012	$853,410	$(132,019)	$721,391
Additions	—	(8,799)	(8,799)

Balance March 31, 2013	$853,410	$(140,818)	$712,592

NOTE 5 — INTANGIBLE ASSETS

Intangible assets and unfavorable leases terms as of March 31, 2013 and December 31, 2012 consisted of the following:

	Cost	Accumulated Amortization	Net Book Value
Total favorable lease terms charter-out December 31, 2011	$227,335	$(50,754)	$176,581
Additions	21,193	(37,295)	(16,102)

Total favorable lease terms charter-out December 31, 2012	$248,528	$(88,049)	$160,479
Additions	—	(9,612)	(9,612)

Total favorable lease terms charter-out March 31, 2013	$248,528	$(97,661)	$150,867

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

Amortization expense of favorable lease terms for the three month periods ended March 31, 2013 and 2012 is presented in the following table:

	Three Month Period Ended
	March 31, 2013	March 31, 2012
Favorable lease terms charter-out	(9,612)	(8,980)

Total	$(9,612)	$(8,980)

The aggregate amortization of the intangibles for the 12-month periods ended March 31 are estimated to be as follows:

Year	Amount
2014	$38,451
2015	23,976
2016	20,735
2017	17,526
2018 and thereafter	50,179

$150,867

Intangible assets subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero. The weighted average useful lives are 7.7 years for favorable lease terms charter out.

NOTE 6 — DEFERRED VOYAGE REVENUE

Deferred voyage revenue primarily reflects charter-out amounts collected on voyages that have not yet been completed. In addition, in January 2009, Navios Partners and its counterparty to the Navios Hope charter party mutually agreed for a lump sum amount of approximately $30,443, of which Navios Partners received net of expenses in the amount of $29,589 in February 2009. Under a new charter agreement, the balance of the aggregate value of the original contract is allocated to the period until its original expiration. The amount of $30,443 has been recognized as deferred revenue and amortized over the life of the vessel’s contract in August 2013. As of March 31, 2013 and December 31, 2012, the deferred voyage revenue of $5,239 and $9,112, respectively, included the unamortized amount of the lump sum amount related to the Navios Hope of $2,581 and $4,230, respectively. As of March 31, 2013, the current and long-term portion of the lump sum amount was $2,581 and $0, respectively.

NOTE 7 — BORROWINGS

Borrowings as of March 31, 2013 and December 31, 2012 consisted of the following:

	March 31, 2012	December 31, 2012
Credit facility	$243,785	$299,709
Less current portion	(4,700)	(23,727)

Total long-term borrowings	$239,085	$275,982

As of March 31, 2013, all of our facilities were fully drawn and the total borrowings under the credit facilities amounted to $243,785. Navios Partners has no undrawn available facilities. Both facilities require compliance with certain financial covenants. As of March 31, 2013, Navios Partners was in compliance with the financial covenants of its credit facilities.

In March 2013, Navios Partners amended the July 2012 Credit Facility and prepaid $49,993. The prepayment will be applied in partial settlement of the next installments. As of March 31, 2013 the outstanding balance was $201,634 and is repayable in 16 installments in various amounts during the term of the July 2012 Credit Facility consisting of $1,000 (five quarterly installments), $6,967 (9 quarterly installments), $4,729 (one quarterly installment) and $11,829 (one quarterly installment) with a final payment of $117,373. The July 2012 Credit Facility bears interest at rates ranging from 180 to 205 bps per annum (depending on the loan amount compared to the security value) plus, depending on the length of the interest period, either LIBOR or the actual cost of funds. The refinancing of this facility was accounted for as debt modification in accordance with ASC470 Debt.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

On August 8, 2012, Navios Partners entered into the August 2012 Credit Facility, and borrowed an amount of $44,000 to partially finance the acquisitions of the Navios Buena Ventura, the Navios Helios and the Navios Soleil. The August 2012 Credit Facility matures on February 9, 2018 and is repayable in 22 equal quarterly installments of $925 each with a final balloon payment of $23,650 to be repaid on the last repayment date. The August 2012 Credit Facility bears interest at a rate of LIBOR plus 350 bps.

Amounts drawn under the facilities are secured by first preferred mortgages on Navios Partners’ vessels and other collateral and are guaranteed by each vessel-owning subsidiary. The credit facilities contain a number of restrictive covenants that prohibit or limit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement. The credit facilities also require Navios Partners to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. The credit facilities also require compliance with a number of financial covenants of Navios Partners, including Net Worth, debt coverage ratios and minimum liquidity. It is an event of default under the loan facilities if such covenants are not complied with.

The maturity table below reflects the principal payments due under its credit facilities for the 12-month periods ended March 31:

Year	Amount
2014	4,700
2015	7,700
2016	29,330
2017	36,429
2018	165,626

$243,785

NOTE 8 — FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value amounts of many of Navios Partners’ financial instruments, including cash and cash equivalents, restricted cash, accounts receivable and accounts payable and amounts due to related parties approximate their fair value due primarily to the short-term maturity of the related instruments.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Borrowings: The carrying amount of the floating rate loans approximates its fair value.

The estimated fair values of the Navios Partners’ financial instruments are as follows:

	March 31, 2013		December 31, 2012
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$73,892	$73,892	$32,132	$32,132
Restricted cash	$1,267	$1,267	$29,529	$29,529
Accounts receivable, net	$9,018	$9,018	$7,778	$7,778
Accounts payable	$(2,369)	$(2,369)	$(2,090)	$(2,090)
Amounts due to related parties	$(21,677)	$(21,677)	$(21,748)	$(21,748)
Long-term debt	$(243,785)	$(243,785)	$(299,709)	$(299,709)

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II : Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level 3 inputs as of March 31, 2013.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

	Fair Value Measurements at March 31, 2013 Using
	Total	Level I	Level II	Level III
Cash and cash equivalents	$73,892	$73,892	$—	$—
Restricted cash	$1,267	$1,267	$—	$—
Long-term debt(1)	$(243,785)	$—	$(243,785)	$—

(1)	The fair value of the Company’s debt is estimated based currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account our creditworthiness.

NOTE 9 — ISSUANCE OF UNITS

On February 6, 2013, Navios Partners completed its public offering of 4,500,000 common units at $14.15 per unit and raised gross proceeds of approximately $63,675 to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding offering costs of $195 were approximately $60,645. Pursuant to this offering, Navios Partners issued 91,837 general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $1,299. On the same date, Navios Partners completed the exercise of the option previously granted to the underwriters in connection with the offering and issued 675,000 additional common units at the public offering price less the underwriting discount. As a result of the exercise of the option, Navios Partners raised additional gross proceeds of $9,551. The net proceeds, including the underwriting discount, were approximately $9,126 and issued 13,776 additional general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $195.

NOTE 10 — SEGMENT INFORMATION

Navios Partners reports financial information and evaluates its operations by charter revenues. Navios Partners does not use discrete financial information to evaluate operating results for each type of charter. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Partners has determined that it operates under one reportable segment.

The following table sets out operating revenue by geographic region for Navios Partners’ reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Dry bulk vessels operate worldwide. Revenues from specific geographic region which contribute over 10% of total revenue are disclosed separately.

Revenue by Geographic Region

	Three Month Period ended March 31, 2013 ($ ’000) (unaudited)	Three Month Period ended March 31, 2012 ($ ’000) (unaudited)
Europe	$7,795	$6,000
Asia	34,086	38,645
Australia	2,010	2,068
North America	6,390	1,274

Total	$50,281	$47,987

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

NOTE 11 — INCOME TAXES

Marshall Islands, Malta and Liberia do not impose a tax on international shipping income. Under the laws of Marshall Islands, Malta and Liberia, the countries of the vessel-owning subsidiaries’ incorporation and vessels’ registration, the vessel-owning subsidiaries are subject to registration and tonnage taxes which have been included in vessel operating expenses in the accompanying consolidated statements of income.

As of January 1, 2013, foreign flagged vessels that are managed by Greek or foreign ship management companies in Greece are subject to Greek tonnage tax. The payment of tonnage tax exhausts the tax liability of the foreign ship owning company against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

Pursuant to Section 883 of the Internal Revenue Code of the United States, U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. corporations. All the vessel-owning subsidiaries satisfy these initial criteria. In addition, these companies must meet an ownership test. The management of Navios Partners believes that this ownership test was satisfied prior to the IPO by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company. Although not free from doubt, management also believes that the ownership test will be satisfied based on the trading volume and ownership of Navios Partners’ units, but no assurance can be given that this will remain so in the future.

NOTE 12 — COMMITMENTS AND CONTINGENCIES

Navios Partners is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where Navios Partners believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared.

Management believes, the ultimate disposition of these matters will be immaterial to Navios Partners’ financial position, results of operations or liquidity.

In January 2011, Korea Line Corporation (“KLC”) which is the charterer of the Navios Melodia filed for receivership. The charter contract was affirmed and will be performed by KLC on its original terms, provided that during an interim suspension period the sub-charterer pays Navios Partners directly.

The future minimum commitments for the 12-month periods ended March 31, of Navios Partners under its charter-in contracts, net of commissions, are as follows:

Amount
2014	$9,864
2015	4,162
2016	1,005

Total	$15,031

NOTE 13 — TRANSACTIONS WITH RELATED PARTIES AND AFFILIATES

Management fees: Pursuant to the management agreement dated November 16, 2007, which was revised in October 2009, the Manager, a wholly owned subsidiary of Navios Holdings, provides commercial and technical management services to Navios Partners’ vessels for a daily fee of: (a) $4.5 daily rate per Ultra-Handymax vessel; (b) $4.4 daily rate per Panamax vessel; and (c) $5.5 daily rate per Capesize vessel for the two-year period that ended on November 16, 2011. In October 2011, Navios Partners extended the duration of its existing Management Agreement with the Manager until December 31, 2017 and fixed the rate for shipmanagement services of its owned fleet through December 31, 2013. The new management fees are: (a) $4.65 daily rate per Ultra-Handymax vessel; (b) $4.55 daily rate per Panamax vessel; and (c) $5.65 daily rate per Capesize vessel.

These daily fees cover all of the vessels’ operating expenses, including the cost of dry dock and special surveys. Total management fees for the three month period ended March 31, 2013 and 2012 amounted to $8,491 and $7,234, respectively.

General and administrative expenses: Pursuant to the administrative services agreement dated November 16, 2007, the Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager pursuant to the same terms, until December 31, 2017.

Total general and administrative expenses charged by Navios Holdings for the three month periods ended March 31, 2013 and 2012 amounted to $1,050 and $900, respectively.

Balance due to related parties: Included in the current liabilities as of March 31, 2013 was an amount of $21,677, which represented the current account payable to Navios Holdings and its subsidiaries. The balance mainly consisted of the management fees outstanding amounting to $17,172 and administrative service fees and other payables amounting to $4,505. Amounts due to related parties as of December 31, 2012 was $21,748.

Vessel Chartering: In February 2012, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Apollon. The term of this charter is approximately two years commencing in February 2012, at a daily rate of $12.5 net per day for the first year and $13.5 net per day for the second year, plus 50/50 profit sharing based on actual earnings. For this charter, for three months ended March 31, 2013 and 2012 the total revenue of Navios Partners from Navios Holdings amounted to $1,028 and $470, respectively.

In May 2012, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Prosperity. The term of this charter is approximately one year commencing in May 2012, at a daily rate of $12 net per day plus profit sharing the first $1.5 in profits above the base rate and thereafter all profits will be split 50% to each party. For this charter, for the three months ended March 31, 2013 and 2012, the total revenue of Navios Partners from Navios Holdings amounted to $1,075 and $0, respectively.

In September 2012, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Libra. The term of this charter is approximately three years commencing in October 2012, at a daily rate of $12 net per day plus 50/50 profit sharing based on actual earnings. For this charter, for the three months ended March 31, 2013 and 2012 the total revenue of Navios Partners from Navios Holdings amounted to $1,134 and $0, respectively.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

Others: Navios Partners has entered into an Omnibus Agreement with Navios Holdings pursuant to which Navios Holdings and its controlled affiliates (other than us, our general partner and our subsidiaries) generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of our general partner. The Omnibus Agreement, however, contains significant exceptions that allow Navios Holdings or any of its controlled affiliates to compete with us under specified circumstances which could harm our business. In addition, concurrently with the successful consummation of the initial business combination by Navios Maritime Acquisition Corporation, or Navios Acquisition, on May 28, 2010, because of the overlap between Navios Acquisition, Navios Holdings and us, with respect to possible acquisitions under the terms of our Omnibus Agreement, we entered into a business opportunity right of first refusal agreement which provides the types of business opportunities in the marine transportation and logistics industries, we, Navios Holdings and Navios Acquisition must share with the each other.

On January 1, 2012, in accordance with the terms of the partnership agreement, all of the outstanding subordinated units converted into 7,621,843 shares of common units. On June 29, 2012, in accordance with the terms of the partnership agreement, the outstanding subordinated Series A units converted into 1,000,000 shares of common units. As of March 31, 2013, Navios Holdings held a total of 14,223,763 common units, representing a 21.4% common unit interest in Navios Partners.

On November 15, 2012, Navios Holdings and Navios Partners entered into an agreement by which Navios Holdings will provide supplemental credit default insurance with a maximum cash payment of $20,000. As of March 31, 2013, the Company has not put forth any claims to Navios Holdings in connection with this supplemental insurance.

NOTE 14 — CASH DISTRIBUTIONS AND EARNINGS PER UNIT

The partnership agreement of Navios Partners requires that all available cash is distributed quarterly, after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves. Distributions may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations. The amount of the minimum quarterly distribution is $0.35 per unit or $1.40 per unit per year and is made in the following manner:

•	First, 98% to all unitholders, pro rata not including holder of subordinated Series A units;

Thereafter there is incentive distribution rights held by the General Partner, which are analyzed as follows:

	Total Quarterly Distribution Target Amount	Marginal Percentage Interest in Distributions
		Common and Subordinated Unitholders	General Partner
Minimum Quarterly Distribution	$ 0.35	98%	2%
First Target Distribution	up to $0.4025	98%	2%
Second Target Distribution	above $0.4025 up to $0.4375	85%	15%
Third Target Distribution	above $0.4375 up to $0.525	75%	25%
Thereafter	above $0.525	50%	50%

On January 21, 2013, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2012 of $0.4425 per unit. The distribution was paid on February 14, 2013 to all holders of record of common and general partner units on February 8, 2013, which included the unitholders from the common unit offering in February 2013. The aggregate amount of the declared distribution was $27,563 and $2,373 for new unitholders.

Navios Partners calculates earnings per unit by allocating reported net income for each period to each class of units based on the distribution waterfall for available cash specified in Navios Partners’ partnership agreement, net of the unallocated earnings (or losses). Basic earnings net income per unit is determined by dividing net income by the weighted average number of units outstanding during the period. Diluted earnings per unit is calculated in the same manner as net income per unit, except that the weighted average number of outstanding units increased to include the dilutive effect of outstanding unit options or phantom units. There were no options or phantom units outstanding during the three months ended March 31, 2013 and 2012.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

The calculations of the basic and diluted earnings per unit are presented below.

	Three Month Period Ended
	March 31, 2013	March 31, 2012
Net income	$16,246	$16,937
Earnings attributable to:
Common unit holders	15,472	16,598
Weighted average units outstanding (basic and diluted)
Common unit holders	63,214,163	54,509,163
Subordinated Series A unit holders	—	1,000,000
Earnings per unit (basic and diluted):
Common unit holders	$0.24	$0.30
Earnings per unit — distributed (basic and diluted):
Common unit holders	$0.46	$0.44
Loss per unit — undistributed (basic and diluted):
Common unit holders	$(0.22)	$(0.14)

NOTE 15 — RECENT ACCOUNTING PRONOUNCEMENTS

Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income

In February 2013, the Financial Accounting Standards Board (“FASB”) issued amended standards requiring additional disclosures for other comprehensive income. The amended standards require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. The amendments apply to all entities that issue financial statements that are presented in conformity with U.S. GAAP and that report items of other comprehensive income. Public companies are required to comply with these amendments for all reporting periods presented, including interim periods. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. Early adoption is permitted. Navios Partners has not yet adopted the new amendments. The adoption of the new standard is not expected to have a significant impact on Navios Partners’ consolidated financial statements.

NOTE 16 — SUBSEQUENT EVENTS

On April 22, 2013, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2013 of $0.4425 per unit. The distribution is payable on May 14, 2013 to all holders of record of common and general partner units on May 10, 2013. The aggregate amount of the declared distribution is anticipated to be $29,936.

In April 2013, Navios Partners agreed to acquire four Japanese-built vessels for a total consideration of $108,000, consisting of one newbuild Capesize vessel of 180,000 dwt and two Panamax vessels built in 2006 and 2005 of 82,790 dwt and 76,619 dwt, respectively, which are expected to be delivered in the fourth quarter of 2013 and one newbuild Ultra-Handymax vessel of 61,000 dwt, which is expected to be delivered in the first quarter of 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

Date: April 29, 2013